Form 51-102F3
MATERIAL CHANGE REPORT

1.Name and Address of Company

First Majestic Silver Corp. ("First Majestic" or the "Company")
1800 - 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

2.Date of Material Change

March 20, 2023

3.News Release

A press release was disseminated through GlobeNewswire on March 20, 2023 and subsequently filed on SEDAR.

4.Summary of Material Change

First Majestic announced that it is temporarily suspending all mining activities and reducing its workforce at its Jerritt Canyon Mine effective immediately.

5.Full Description of Material Change

First Majestic announced that it is taking action to reduce overall costs by reducing investments, temporarily suspending all mining activities and reducing its workforce at its Jerritt Canyon Mine effective immediately.

The Company announced that, over the past 22 months since the acquisition of the Jerritt Canyon Mine, the Company has been focused on increasing underground mining rates in order to sustainably feed the processing plant at a minimum of 3,000 tpd in order to generate free cash flow as its plans suggested. Despite these efforts, mining rates have remained below this threshold and cash costs per ounce have remained higher than anticipated primarily due to ongoing challenges such as contractor inefficiencies and high costs, inflationary cost pressures, lower than expected head grades and multiple extreme weather events affecting northern Nevada, which have compounded conditions and caused material headwinds for the operation.

During the suspension, the Company intends to process approximately 45,000 tonnes of aboveground stockpiles through the plant. Exploration activities are expected to also continue throughout 2023 with additional plans to:

•Explore for new regional discoveries and expand current known reserves and resources.
•Analyze the optimization of bulk mining and cost-effective mining methods.
•Conversion of inferred and indicated resources into measured resources.
•Reduce mining costs through adopting self-perform mining and improve contractor rates and terms.
•Continue modernizing the processing plant to be able to better withstand severe weather conditions.

As a result of the suspension, the Company’s previous production and cost guidance for Jerritt Canyon can no longer be relied upon. Guidance for the Company’s Mexican operations remains current and a revised consolidated production and cost guidance, including capital investments, is expected to be published in July.

6.Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.Omitted Information

Not applicable.

8.Executive Officer

For further information, please contact:
Keith Neumeyer, President & Chief Executive Officer
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

9. Date of Report.

March 21, 2023

Cautionary Note Regarding Forward Looking Statements

This material change report contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this material chane report include, but are not limited to, statements with respect to ongoing operations at Jerritt Canyon and the timing of publication of a revised consolidated production and cost guidance. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. As such, investors are cautioned not to place undue reliance upon forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of pandemics on the Company's operations and workforce, and the effects on global economies and society; general economic conditions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; actual performance of plant, equipment or processes relative to specifications and expectations; variations in ore reserves, grade or recovery rates; accidents; labour relations; availability of personnel; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; limitations on insurance coverage; conditions in the market for the Company’s shares and the equity markets in general; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company notes that changes in climate conditions could adversely affect the business and operations through shifting weather patterns, environmental incidents, and extreme weather events. This can include changes in snow and precipitation levels, extreme temperatures, changing sea levels and other weather events which can result in frozen conditions, flooding, droughts, or fires. Such conditions could directly or indirectly impact the Company's operations by affecting the safety of staff and the communities in which the Company operates, disrupting safe access to sites, damaging facilities and equipment, disrupting energy and water supply, creating labor and material shortages and supply chain interruptions. There is no assurance that the Company will be able to successfully anticipate, respond to or manage risks associated with severe climate conditions. Any such disruptions could have an adverse effect on the Company’s operations.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.